UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

COUGAR BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

222083 10 7
(CUSIP Number)

Horizon BioMedical Ventures, LLC
Lindsay A. Rosenwald, M.D.
787 Seventh Avenue, 48th Floor
New York, New York 10019
 (212) 554 4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             May 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer.

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Shares, $0.0001 par value, (the “Shares”), of Cougar Biotechnology, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D relating to the Shares jointly filed by Horizon BioMedical Ventures, LLC (“Horizon”), and Lindsay A. Rosenwald, M.D., on April 13, 2006, as amended by Amendment No. 2 filed on February 13, 2008, and Amendment No. 3 filed on February 3, 2009, on behalf of Horizon.  The Issuer did not file an Amendment No. 1 to the Schedule 13D relating to the Shares.  The address of Horizon’s principle executive offices is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On May 21, 2009, Horizon entered into a Tender and Support Agreement with Johnson & Johnson in substantially the form attached hereto as Exhibit 99.2, the terms of which are herein incorporated by reference, as an inducement to and condition to Johnson & Johnson’s and Kite Merger Sub, Inc.’s willingness to enter into that certain Agreement and Plan of Merger dated May 21, 2009 with the Issuer.

On May 20, 2009, Johnson & Johnson also requested that Dr. Rosenwald, in his personal capacity, enter into a Tender and Support Agreement in the same form as the Tender and Support Agreement entered into by Horizon.  Dr. Rosenwald declined that request.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 99.2
Form of Tender and Support Agreement substantially in the form entered into, by and among Johnson & Johnson, Kite Merger Sub, Inc., and Horizon BioMedical Ventures, LLC dated May 21, 2009 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated May 26, 2009, and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 1, 2009

HORIZON BIOMEDICAL VENTURES, LLC

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	Managing Member